UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Imperva, Inc.

(Name of issuer)

Common Stock, $0.0001 par value per share

(Title of class of securities)

45321L100

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45321L100	Page 2 of 10 Pages

(1)	Names of reporting persons Greylock XII Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,279,435
(7) Sole dispositive power 0
(8) Shared dispositive power 1,279,435
(9)	Aggregate amount beneficially owned by each reporting person 1,279,435
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.79%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 45321L100	Page 3 of 10 Pages

(1)	Names of reporting persons Greylock XII-A Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 142,158
(7) Sole dispositive power 0
(8) Shared dispositive power 142,158
(9)	Aggregate amount beneficially owned by each reporting person 142,158
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.64%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 45321L100	Page 4 of 10 Pages

(1)	Names of reporting persons Greylock XII GP Limited Liability Company
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,421,593
(7) Sole dispositive power 0
(8) Shared dispositive power 1,421,593
(9)	Aggregate amount beneficially owned by each reporting person 1,421,593
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.43%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 45321L100	Page 5 of 10 Pages

(1)	Names of reporting persons William W. Helman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 7,631
(6) Shared voting power 1,421,593
(7) Sole dispositive power 7,631
(8) Shared dispositive power 1,421,593
(9)	Aggregate amount beneficially owned by each reporting person 1,429,224
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.46%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 45321L100	Page 6 of 10 Pages

(1)	Names of reporting persons Aneel Bhusri
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 4,489
(6) Shared voting power 1,421,593
(7) Sole dispositive power 4,489
(8) Shared dispositive power 1,421,593
(9)	Aggregate amount beneficially owned by each reporting person 1,426,082
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.45%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 45321L100	Page 7 of 10 Pages

Item 1(a)	Name of Issuer:

Imperva, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3400 Bridge Parkway

Suite 200

Redwood Shores, CA 94065

Item 2(a)	Name of Person Filing:

Greylock XII Limited Partnership (“GXIILP”).

Greylock XII-A Limited Partnership (“GXIIALP”).

Greylock XII GP Limited Liability Company (“GXIIGPLLC”), the General Partner of GXIILP and GXIIALP.

William W. Helman, a Senior Managing Member of GXIIGPLLC.

Aneel Bhusri, a Senior Managing Member of GXIIGPLLC.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

c/o Greylock Management Corporation

One Brattle Square

#4

Cambridge, MA 02138

Item 2(c)	Citizenship:

GXIILP Delaware limited partnership

GXIIALP Delaware limited partnership

GXIIGPLLC Delaware limited liability company

Mr. Helman U.S. citizen

Mr. Bhusri U.S. citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Imperva, Inc.

Item 2(e)	CUSIP Number:

45321L100

Item 3	Description of Person Filing:

Not applicable.

SCHEDULE 13G

CUSIP No. 45321L100	Page 8 of 10 Pages

Item 4	Ownership:

(a)	Amount Beneficially Owned:

As of December 31, 2011: (i) GXIILP was the record holder of 1,279,435 shares of Common Stock (the “GXIILP Shares”); and (ii) GXIIALP was the record holder of 142,158 shares of Common Stock (the “GXIIALP Shares”) together with the GXIILP Shares, the “Record Shares”).

GXIIGPLLC, as the general partner of GXIILP and GXIIALP, may be deemed to beneficially own the Record Shares.

Mr. Helman, as a Senior Managing Member of GXIIGPLLC, may be deemed to beneficially own the Record Shares. Mr. Helman may be deemed to beneficially own 7,631 shares of Common Stock held of record by Greylock XII Principals LLC, as nominee on behalf of Mr. Helman.

Mr. Bhursi, as a Senior Managing Member of GXIIGPLLC, may be deemed to benefically own the Record Shares. Mr. Bhusri may be deemed to beneficially own 4,489 shares Common Stock held of record by Greylock XII Principals LLC, as nominee on behalf of Mr. Bhusri.]

(b)	Percent of Class:

September 30,
GXIILP:	5.79%
GXIIALP:	0.64%
GXIIGPLLC:	6.43%
Mr. Helman:	6.46%
Mr. Bhusri	6.45%

The ownership percentages above are based on an aggregate of 22,101,695 shares of common stock outstanding as reported in the issuer’s Amendment No. 6 to Form S-1 Registration Statement filed November 7, 2011.

SCHEDULE 13G

CUSIP No. 45321L100	Page 9 of 10 Pages

(c)	Number of Shares as to which the Person has:

	September 30,	September 30,	September 30,	September 30,
	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)
GXIILP	0	1,279,435	0	1,279,435
GXIIALP	0	142,158	0	142,158
GXIIGPLLC	0	1,421,593	0	1,421,593
William W. Helman	7,631	1,421,593	7,631	1,421,593
Aneel Bhusri	4,489	1,421,593	4,489	1,421,593

(i)	Sole power to vote or direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G

CUSIP No. 45321L100	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 2, 2012.

GREYLOCK XII GP LLC

By:	/s/ William W. Helman
William W. Helman, Senior Managing Member

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Member

GREYLOCK XII LIMITED PARTNERSHIP

By:	Greylock XII GP Limited Liability Company General Partner

By:	/s/ William W. Helman
William W. Helman, Senior Managing Member

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Member

GREYLOCK XII-A LIMITED PARTNERSHIP

By:	Greylock XII GP Limited Liability Company General Partner

By:	/s/ William W. Helman
William W. Helman, Senior Managing Member

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Member

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Imperva, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

DATED: February 2, 2012.

GREYLOCK XII GP LLC

By:	/s/ William W. Helman
William W. Helman, Senior Managing Member

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Member

GREYLOCK XII LIMITED PARTNERSHIP

By:	Greylock XII GP Limited Liability Company General Partner

By:	/s/ William W. Helman
William W. Helman, Senior Managing Member

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Member

GREYLOCK XII-A LIMITED PARTNERSHIP

By:	Greylock XII GP Limited Liability Company General Partner

By:	/s/ William W. Helman
William W. Helman, Senior Managing Member

By:	/s/ Aneel Bhusri
Aneel Bhusri, Senior Managing Member

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri